

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

February 29, 2016

<u>Via E-mail</u>
Rajiv Choubey
Vedanta Ltd.
DLF Atria, Phase-2 Jacaranda Marg
DLF City Gurgaon – 122002 Haryana, India

> **Re:** **Vedanta Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2015**
> **Filed August 14, 2015**
> **File No. 001-33175**

Dear Mr. Choubey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Zinc Business, page 67</u>

1. We note your disclosure of a rock phosphate mine in this section and elsewhere in your filing. Please disclose your rock phosphate reserves and describe your rock phosphate mining operations in your future filings.

<u>BALCO, page 135</u>

2. Proven and probable reserves are disclosed for your Chotia and Gare Palma coal properties. Please forward to our engineer as supplemental information, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

3. In your future filings, disclose your proven and probable coal reserves separately as defined in Industry Guide 7 for each mine.

- Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

- Disclose if the coal is steam or metallurgical, if it is leased or owned, and the Btu per pound and sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation.

- If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

- In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."

- Provide totals to your tables where appropriate.

4.   In future filings, please clarify the coal suppliers for your power plants, specifying whether your power plants are supplied by your own coal mines or other company's coal mines and indicate the quantities of coal provided by each source.

5.   Please insert a small-scale map showing the location and access to each coal property, in your future filings. See Industry Guide 7(b)(2) and Instructions to Item 4.D. of Form 20-F.

6.   In future filings, please disclose your annual coal production. See Industry Guide 7(b)(5) and Instructions to Item 4.D. of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining